SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted) (Unaudited)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

NOTICE OF NO AUDIT REVIEW OF INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited condensed interim consolidated financial statements for the period ended June 30, 2016.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

As at

	June 30, 2016		December 31, 2015

ASSETS

Current
Cash and cash equivalents		$3,126,582	$4,696,617
Accounts receivable, net of allowance for doubtful accounts of $161,457 (2015 - $161,457)		3,048,462	2,941,813
Deposits, prepaid expenses and other assets		647,860	316,867

		6,822,904	7,955,297

Equipment	(Note 5)	129,249	121,959
Intangible assets	(Note 6)	5,557,141	1,572,425
Goodwill	(Note 10, 11)	3,343,129	203,693
Unallocated Purchase Price – Hip Digital	(Note 11)	-	7,379,436

		$15,852,423	$17,232,810

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities		$2,273,105	$2,270,083
Deferred revenue	(Note 2)	1,038,171	891,765
Due to related parties	(Note 7)	65,616	557,055
Due to Swiss Post	(Note 10)	-	735,506

		3,376,892	4,454,409

Acquisition Consideration payable in equity	(Note 11)	428,064	937,017
Derivative liability	(Note 8)	-	55,000

		3,804,956	5,446,426

Shareholders’ equity
Common shares		22,425,060	16,972,290
Warrants		421,796	421,796
Contributed surplus		4,165,815	3,311,327
Deficit		(13,621,004)	(7,884,619)
Accumulated other comprehensive loss		(1,344,200)	(1,034,410)

		12,047,467	11,786,384

		$15,852,423	$17,232,810

Approved and authorized by the Board of Directors on August 29, 2016.

“Atul Sabharwal”	Director	“Ritesh Bhavnani”	Director
Atul Sabharwal		Ritesh Bhavnani

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. Dollars)

(Unaudited)

	Three Months Ended June 30, 2016	Three Months Ended June 30, 2015	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015

REVENUE	$2,824,293	$2,709,288	$4,931,723	$6,415,088

EXPENSES
Salaries and compensation	2,948,483	1,330,887	6,303,348	2,057,365
General and administrative	317,395	244,848	703,066	389,391
Campaign infrastructure	815,130	295,868	1,340,086	3,854,515
Outsourced software development	-	37,570	-	76,105
Professional fees	96,521	265,047	221,122	355,861
Marketing and investor relations	76,908	68,317	150,116	108,189
Travel	104,869	158,264	210,228	209,528
Amortization of intangibles	1,077,478	28,839	1,169,820	52,917
Depreciation of equipment	12,196	3,582	23,445	5,876
Stock-based compensation	576,852	355,062	1,046,009	617,234
	6,025,832	2,788,284	11,167,240	7,726,981
Net loss before interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity	(3,201,539)	(78,996)	(6,235,517)	(1,311,893)

Interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity
Interest income	2,090	22,994	4,469	38,510
Foreign exchange loss	(6,905)	(36,073)	(43,554)	(36,073)
Change in fair value of derivative liability (Note 8)	-	65,161	31,834	1,484,358
Change in fair value of acquisition consideration payable in equity	308,759	1,351,422	506,383	1,351,422

Net (loss) income for the period	(2,897,595)	1,324,508	(5,736,385)	1,526,324

OTHER COMPREHENSIVE LOSS
Items that may be reclassified subsequently to loss
Cumulative translation adjustment	79,963	195,941	(309,790)	(43,750)
Comprehensive loss for the period	$(2,817,632)	$1,520,449	$(6,046,175)	$1,482,574
Basic and diluted (loss) income per common share	$(0.03)	$0.01	$(0.05)	$0.02
Weighted average number of common shares outstanding – basic and diluted	114,678,524	100,675,586	123,472,749	93,650,332

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

(Unaudited)

	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	$(5,736,385)	$1,526,324
Items not involving cash:
Amortization of intangibles	1,169,820	52,917
Depreciation of equipment	23,445	5,876
Stock-based compensation	1,046,009	617,234
Change in fair value of derivative liability	(31,834)	(1,484,358)
Change in fair value of acquisition consideration payable in equity	(506,383)	(1,351,422)
Changes in non-cash working capital items:
Accounts receivable	(106,649)	(2,886,849)
Deposits, prepaid expenses and other assets	(330,993)	(233,600)
Accounts payable and accrued liabilities	3,022	1,292,671
Deferred revenue	146,406	1,752,650
Due to related parties	(491,439)	(111,373)
Due to Swiss Post	(861,956)	899,138

Net cash flows used in operating activities	(5,676,937)	79,208

CASH FLOWS FROM INVESTING ACTIVITIES
Marketable securities	-	26
Additions to equipment	(30,735)	(44,326)
Additions to intangible assets	(914,536)	(95,672)
Business acquisition of Swiss Post Ireland, net of assets acquired	-	(913,693)
Business acquisition of Hip Digital, net of liabilities acquired	-	(1,288,939)

Net cash flows used in investing activities	(945,271)	(2,342,604)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common shares issued	5,275,554	9,891,982
Share issuance costs	(72,860)	(941,158)
Proceeds from warrants exercised	18,231	1,175,525
Proceeds from options exercised	14,600	30,923

Net cash flows provided by financing activities	5,235,525	10,157,272

Effect of exchange rate changes on cash	(183,352)	(43,750)

Change in cash for the period	(1,570,035)	7,850,126

Cash and cash equivalents, beginning of period	4,696,617	1,529,457

Cash and cash equivalents, end of period	$3,126,582	$ 9,379,583

Supplemental disclosure regarding cash flows (Note 12)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)

(Expressed in U.S. Dollars)

(Unaudited)

	Common Shares	Amount	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity (Deficiency)

Balance, December 31, 2014	69,927,638	$ 3,510,527	$ 421,796	$ 681,600	$ (216,001)	$ (4,766,618)	$ (368,696)
Private placement shares issued	22,322,727	9,782,712	-	-	-	-	9,782,712
Financing issuance costs	-	(930,761)	-	-	-	-	$ (930,761)
Fair value of broker unit options	-	(751,489)	-	751,489	-	-	-
Corporate advisory fee units	661,591	-	-	-	-	-	-
Stock options exercised	524,500	58,093	-	(11,047)	-	-	47,046
Warrants exercised	7,697,800	2,903,640	-	-	-	-	2,903,640
Hip Digital acquisition shares issued	3,921,679	2,174,571	-	-	-	-	2,174,571
Hip Digital employee shares issued	697,780	224,997	-	-	-	-	224,997
Stock-based compensation	-	-	-	1,889,285	-	-	1,889,285
Cumulative translation adjustment	-	-	-	-	(818,409)	-	(818,409)
Net loss for the year	-	-	-	-	-	(3,118,001)	(3,118,001)

Balance, December 31, 2015	105,753,715	$ 16,972,290	$ 421,796	$ 3,311,327	$ (1,034,410)	$ (7,884,619)	$ 11,786,384
Private placement shares issued	22,323,334	5,275,554	-	-	-	-	5,275,554
Financing issue costs		(72,860)	-	-	-	-	(72,860)
Stock options exercised	100,000	14,600	-	-	-	-	14,600
Warrants exercised	158,000	40,926	-	-	-	-	40,926
Hip Digital acquisition shares issued	17,584	3,066	-	-	-	-	3,066
Hip Digital employee shares issued	1,167,813	191,484	-	-	-	-	191,484
Stock-based compensation	-	-	-	854,488	-	-	854,488
Cumulative translation adjustment	-	-	-	-	(309,790)	-	(309,700)
Net loss for the period	-	-	-	-	-	(5,736,385)	(5,736,385)

Balance, June 30, 2016	129,520,446	$ 22,425,060	$ 421,796	$ 4,165,815	$ (1,344,200)	$ (13,621,004)	$ 12,047,467

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

June 30, 2016

1.

NATURE OF OPERATIONS

Snipp Interactive Inc. (the “Company” or “Snipp”) was incorporated under the Business Corporations Act (British Columbia) on January 21, 2010 and its business is to provide a full suite of mobile marketing, rebates and loyalty solutions in the US, Canada and internationally.

Unless otherwise indicated in these consolidated financial statements, references to “$” are to U.S. dollars.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business.

The registered address, head office, principal address and records office of the Company are located at 1605 Connecticut Ave NW, 4th Floor, Washington, DC, 20009.

The condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 29, 2016.

2

SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements do not include all of the information required by International Financial Reporting Standards ("IFRS") for complete annual financial statements, and should be read in conjunction with the Company’s consolidated financial statements as at and for the year ended December 31, 2015 as filed on SEDAR at www.sedar.com.

Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned legal subsidiaries Snipp Interactive Inc. (formerly Consumer Impulse, Inc.), which was incorporated in Delaware, USA, Snipp Interactive (India) Private Limited, which was incorporated in India, Snipp Interactive Limited (formerly Swiss Post Solutions Ireland Limited) (Note 10), which was incorporated in Ireland, Snipp Interactive Limited, which was incorporated in the United Kingdom, Snipp Interactive AG, which was incorporated in Switzerland, Hip Digital, Inc. (Note 11), which was incorporated in Delaware, USA and Hip Digital Media Inc., which was incorporated in British Columbia, Canada. All material inter-company balances and transactions have been eliminated.

Equipment

Equipment are recorded at cost and depreciated over their estimated useful lives as follows:

Office equipment	3-5 years	Straight-line
Computer equipment	3-5 years	Straight-line

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

June 30, 2016

2

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Intangible Assets

Intangible assets are recorded at cost when internally generated assets and at fair value when acquired during a business acquisition. Intangible assets are amortized over their estimated useful lives as follows:

Software platform	5 years	Straight-line
Acquired intellectual property (Note 10, 11)	5 years	Straight-line
Acquired customer relationships (Note 10, 11)	5 years	Straight-line
Acquired music label contracts (Note 11)	5 years	Straight-line

Software platform

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met:

•

It is technically feasible to complete the software product so that it will be available for use;

•

Management intends to complete the software product and use or sell it;

•

There is an ability to use or sell the software product;

•

It can be demonstrated how the software product will generate probable future economic benefits;

•

Adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and

•

The expenditure attributable to the software product during its development can be reliably measured.

Costs that qualify for capitalization include both internal and external costs. These costs are amortized over their expected useful lives estimated at 5 years. Residual values are reviewed at the end of each reporting period and adjusted if appropriate.

Acquired intellectual property

The Company acquired intellectual property from the acquisition of Swiss Post Solutions Ireland Limited (Note 10). The acquired intellectual property is a customer loyalty management platform which is a multi-currency, multi-lingual, cloud-based platform which offers real-time benefits and rewards. This acquired intellectual property is being amortized over the estimated useful life of 5 years.

Acquired customer relationships

The Company acquired customer relationships from the acquisition of Swiss Post Solutions Ireland Limited (Note 10). The acquired customer relationships represent the customer base and corresponding contracts that have been generating revenue for the acquired business in prior and current fiscal periods. The value of these acquired customer relationships is being amortized over the estimated useful life of 5 years.

Use of estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported expenses during the period. Actual results could differ from these estimates. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets, liabilities, and equity in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

June 30, 2016

2

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Use of estimates (cont’d…)

i)

The recoverability of accounts receivable that are included in the consolidated statements of financial position are based on historical collection of receivables.

ii)

The inputs used in accounting for share-based payments expense included in profit and loss calculated using the Black-Scholes option pricing model (Note 9).

iii)

The carrying value of intangible assets (capitalized software development) that are included in the consolidated statements of financial position are based on management assessments of the recoverable amount of the asset. As well, management estimates the capitalized costs that are directly attributable to the development of the intangible asset (Note 6).

iv)

The estimates used in determining the fair value for the Derivative Liability, which is composed of valuations of Financing warrants, as defined and described in Note 9, utilizes estimates made by management in determining the appropriate input variables in the Black-Scholes valuation model as disclosed in Note 8.

v)

The carrying value of goodwill and intangibles acquired from acquisitions and estimates on any applicable impairment (Note 6).

vi)

The purchase price allocation corresponding to completed acquisitions and the related contingent considerations (Note 10 and Note 11).

Revenue recognition

The Company provides a full suite of promotions-related marketing services in the US, Canada and internationally, and generates revenue by designing, constructing, implementing and managing these promotions marketing services for its customers. Revenue is recognized in the period in which the services are rendered to the customer and collection is reasonably assured. Development fees are recorded as revenue when the set-up is complete, or on a percentage of completion basis for long-term developments. Monthly maintenance and loyalty catalyst services are recorded as revenue in the month which services are provided. Cash received in advance of services performed is recorded as deferred revenue.

Income taxes

Income tax expense consists of current and deferred tax expense. Current and deferred taxes are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income. Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years. Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled based on tax rates and laws that have been enacted or substantively enacted by the end of the reportinxchange rate prevailing at the end of the reporting period. Gains and losses arising on settlement of foreign currency denominated transactions or balances are included in profit or loss.ustment relates. Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

June 30, 2016

2

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Arrangements with multiple deliverables

Many of the Company’s arrangements with customers include multiple items such as campaign development and campaign management which are delivered at varying times. In these cases, the Company treats the delivered items as separate units of accounting if they have value to the customer on a stand-alone basis and, where the arrangement includes a general right of return relative to the delivered item, delivery or performance of undelivered items is considered probable and substantially in the Company’s control. The Company allocates the total arrangement consideration to all deliverables using its best estimate of their relative fair value, since vendor-specific objective or third-party evidence of the selling price is generally unavailable. It then recognizes revenue on the different deliverables in accordance with the policies set out above.

Foreign currencies

IFRS requires that the functional currency of each entity in the consolidated group be determined separately and that each entity’s financial results and position should be measured using the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the Canadian Dollar, the functional currency of its wholly-owned legal subsidiaries are:

Snipp Interactive Inc. (formerly Consumer Impulse, Inc.), - U.S. Dollar;

Snipp Interactive (India) Private Limited, - Indian Rupee;

Snipp Interactive Limited (formerly Swiss Post Solutions Ireland Limited), - European Euro;

Snipp Interactive Limited (United Kingdom), - British Pound;

Snipp Interactive AG, - Swiss Franc;

Hip Digital, Inc. (USA), - U.S. Dollar; and

Hip Digital Media Inc. (Canada), - Canadian Dollar.

The presentation currency of the Company’s condensed interim consolidated financial statements is the U.S. dollar (“$”). Under IFRS, when the Company translates the financial statements of entities from their functional currency to the presentation currency, assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the end of the reporting period. Share capital, warrants, equity reserves, other comprehensive income, and deficit are translated into U.S. dollars at historical exchange rates. Revenues and expenses are translated into U.S. dollars at the average exchange rate for the period. Foreign exchange gains and losses on translation are included in other comprehensive income. Within each entity, transactions denominated in foreign currencies are translated into the functional currency using the exchange rate in effect at the dates of the transactions, and monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the eg period. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings and comprehensive income or in equity depending on the item to which the adj

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in profit or loss.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

June 30, 2016

2

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments (cont’d…)

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized in other comprehensive income or loss. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in profit or loss.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, acquisition consideration payable in equity and liabilities acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities: This category includes amounts due to Swiss Post, related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

The Company has classified its cash and cash equivalents, marketable securities and derivative liability at fair value through profit or loss. The Company’s accounts receivable are classified as loans and receivables. The Company’s due to related parties and accounts payable and accrued liabilities are classified as other financial liabilities.

Disclosures are also required on the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

See Note 13 for relevant disclosures.

Warrants

The Company generally has two types of warrants: Transaction Warrants, which were issued as a result of the Company’s Qualifying Transaction on March 1, 2012; and, Financing Warrants, which are issued as a result of the various private placements completed by the Company.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

June 30, 2016

2

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments (cont’d…)

When such warrants have an exercise price denominated in a different currency than the functional currency of the Company, these warrants are recorded at their fair value as a derivative liability and classified as fair value through profit or loss. Specifically, if the exercise price of a Financing Warrant is denominated in Canadian dollars the warrants recorded at their fair value and are classified as a derivative liability with the residual amount of the proceeds being allocated to the common shares. For Transaction Warrants that do not qualify as a derivative, the fair value of the warrants are separated on the statements of changes in equity (deficiency). For Financing Warrants that do not qualify as a derivative, the fair value of the warrants are not separated within the statements of changes in equity (deficiency).

The Company has also issued Finder’s Unit Options and Broker Unit Options which have been issued as a result of past financings. A unit option when exercised results in the issuance of a common share and a warrant entitling the holder to purchase an additional common share. The fair value of issued Finder’s Unit Options and Broker Unit Options are recorded as contributed surplus with a charge to common shares as a cost of financing.

Impairment

Financial assets

A financial asset not carried at fair value through profit or loss is assessed at the end of each reporting period to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between the asset’s carrying value and its fair value. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairmeg period. The effect of a change in the ena

Impairment losses recognized in prior periods are assessed at the end of each reporting period for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU to which goodwill relates. Where the recoverable amount of the CGU, including goodwill, is less than its carrying value, an impairment loss is recognized. Impairment losses related to goodwill cannot be reversed in future periods.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

June 30, 2016

2

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. In calculating the diluted loss per share, the weighted average number of common shares outstanding assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. For the periods presented, this calculation proved to be anti-dilutive.

Share-based payments

The Company uses the fair value method whereby the Company recognizes compensation costs for the granting of all stock options and direct awards of stock based on their fair value over the period of vesting using the Black-Scholes option pricing model. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity settled share based payment transactions and measured at the fair value of goods or services received. If the fair value of the goods or services received cannot be estimated reliably, the share based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

Recent accounting pronouncements

IFRS 9 was issued in November 2009 and subsequently amended as part of an ongoing project to replace IAS 39 Financial instruments: Recognition and measurement. The standard introduces new requirements for classifying and measuring financial assets and liabilities. The effective date of IFRS 9 is January 1, 2018. The Company intends to adopt the standard on its effective date and has not yet evaluated the impact on the consolidated financial statements.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e. service revenue and contract modifications) and improve guidance for multiple-element arrangements. Management is in the process of determining the extent of the impact of adoption of IFRS 15 and the possibility of early adoption.

IFRS 16, “Leases”, will be effective for annual periods beginning on or after January 1, 2019. The most significant change introduced by IFRS 16 is a single lessee accounting model, bringing leases on balance sheet for lessees. Management anticipates that this standard will be adopted in the Company's consolidated financial statements for the year beginning January 1, 2019 and has not yet considered the potential impact of the adoption of IFRS 16.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

June 30, 2016

3

CASH AND CASH EQUIVALENTS

	June 30, 2016	December 31, 2015

Cash on deposit	$839,415	$4,696,617
Cashable Guaranteed Investment Certificates	$2,287,167	-

Total	$3,126,582	$4,696,617

4

SEGMENTED INFORMATION

IFRS 8 “Operating Segments” defines an operating segment as i) a component of an entity that engages in business activities from which it may earn revenues and incur expenses; ii) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance; and iii) for which discrete financial information is available.

The Company’s management and chief operating decision maker reviews performance of the Company on a consolidated basis and has integrated its products and services as one operating segment, which provides a full suite of mobile marketing and loyalty services in the United States, Ireland and internationally.

Geographic information

The Company has one operating segment, which provides a full suite of mobile marketing and loyalty services in the United States, Ireland and internationally.

For the Company’s geographically segmented non-current assets (equipment and intangible assets), the Company has allocated based on location of assets as follows:

	June 30, 2016	December 31, 2015

United States	$878,167	$779,528
Ireland	923,724	684,090
International	563,165	230,766
Total	$2,365,056	$1,694,384

For the Company’s geographically segmented revenue, the Company has allocated revenue based on the location of the customer, as follows:

	Three Months Ended June 30, 2016	Three Months Ended June 30, 2015	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015

United States	$2,420,290	$2,100,985	$4,338,193	$5,652,635
Ireland	188,922	384,358	337,455	527,899
International	215,081	223,945	256,075	234,554
Total	$2,824,293	$2,709,288	$4,931,723	$6,415,088

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

June 30, 2016

5

EQUIPMENT

June 30, 2016

	Opening cost balance	Additions	Additions from business acquisitions	Disposals	Closing cost balance	Opening accumulated depreciation	Depreciation during the period	Closing depreciation balance	Net book value

Office Equipment	$ 10,819	$ 5,018	$ -	$ -	$ 15,837	$ 6,348	$ 1,422	$ 7,770	$ 8,067
Computer Equipment	146,462	25,717	-	-	172,179	28,974	22,023	50,997	121,182

	$ 157,281	$ 30,735	$ -	$ -	$ 188,016	$ 35,322	$ 23,445	$ 58,767	$ 129,249

December 31, 2015

	Opening cost balance	Additions	Additions from business acquisitions	Disposals	Closing cost balance	Opening accumulated depreciation	Depreciation during the year	Closing depreciation balance	Net book value

Office Equipment	$ 7,597	$ 3,222	$ -	$ -	$ 10,819	$ 4,250	$ 2,098	$ 6,348	$ 4,471
Computer Equipment	25,076	111,930	9,456	-	146,462	9,667	19,307	28,974	117,488

	$ 32,673	$ 115,152	$ 9,456	$ -	$ 157,281	$ 13,917	$ 21,405	$ 35,322	$ 121,959

6.

INTANGIBLE ASSETS

June 30, 2016

	Opening cost balance	Additions	Additions from business acquisitions	Disposals	Closing cost balance	Opening accumulated depreciation	Depreciation during the period	Closing depreciation balance	Net book value

Software platform	$ 1,507,982	$ 914,536	$ -	$ -	$ 2,422,518	$ 287,557	$ 208,154	$ 495,711	$ 1,926,807
Intellectual property	195,000	-	2,300,000	-	2,495,000	35,000	517,833	552,833	1,942,167
Customer relationships	235,000	-	960,000	-	1,195,000	43,000	231,500	274,500	920,500
Music label contracts	-	-	980,000	-	980,000	-	212,333	212,333	767,667

	$ 1,937,982	$ 914,536	$ 4,240,000	$ -	$ 7,092,518	$ 365,557	$ 1,169,820	$ 1,535,377	$ 5,557,141

December 31, 2015

	Opening cost balance	Additions	Additions from business acquisitions	Disposals	Closing cost balance	Opening accumulated depreciation	Depreciation during the year	Closing depreciation balance	Net book value

Software platform	$ 469,910	$ 1,038,072	$ -	$ -	$ 1,507,982	$ 128,245	$ 159,312	$ 287,557	$ 1,220,425
Intellectual property	-	-	195,000	-	195,000	-	35,000	35,000	160,000
Customer relationships	-	-	235,000	-	235,000	-	43,000	43,000	192,000

	$ 469,910	$ 1,038,072	$ 430,000	$ -	$ 1,937,982	$ 128,245	$ 237,312	$ 365,557	$ 1,572,425

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

June 30, 2016

7

RELATED PARTY TRANSACTIONS

The related parties of the Company are key management personnel and officers. Related party transactions not disclosed elsewhere included in expenses for the three months ended June 30, 2016 and 2015 are salaries and compensation of $504,529 and $331,534, respectively, charged by officers and key management personnel of the Company. Related party transactions not disclosed elsewhere included in expenses for the six months ended June 30, 2016, and 2015 are salaries and compensation of $1,042,524 and $614,462, respectively, charged by officers, directors and key management personnel of the Company. At June 30, 2016, $65,616 was due to officers and directors (December 31, 2015 - $557,055). The amounts due to related parties represent unpaid salaries and compensation and unpaid expenses. The amounts are non-interest bearing, unsecured and have no specified terms of repayment.

8

DERIVATIVE LIABILITY

The derivative liability is a NON-CASH liability that is not associated with any form of debt or convertible instrument. The derivative liability represents the Black-Scholes valuation of the Company’s Financing warrants that are subject to currency fluctuation as the exercise price of the Company’s Financing warrants is fixed in Canadian dollars and the functional currency of the Company is the U.S. dollar. This results in the warrants being considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. The fair value of this derivative liability fluctuates from period to period based on fluctuations in the share price, changing Black-Scholes inputs and changes in foreign exchange rates. These fair value changes are recognized through profit and loss.

Financing warrants

Balance, December 31, 2013	$61,077
Fair value of warrants issued	408,033
Change in fair value and warrant exercises	1,282,475
Value of exercised warrants	(138,059)
Balance, December 31, 2014	1,613,526
Change in fair value and warrant exercises	153,298
Value of exercised warrants	(1,711,824)
Balance, December 31, 2015	$55,000
Change in fair value and warrant exercises	31,834
Value of exercised warrants	(86,834)
Balance, June 30, 2016	$-

The following assumptions were used for the Black-Scholes derivative liability valuation of the Financing warrants at June 30, 2016:

	Financing warrants (1)		Financing warrants (2)
Risk-free interest rate	0.43%	(2015 – 0.48%)	0.43%	(2015 – 0.48%)
Expected life of warrants	0.00 years	(2015 - 0.07 years)	0.00 years	(2015 – 0.07 years)
Annualized volatility	125%	(2015 – 125%)	125%	(2015 – 125%)
Dividend rate	0.00%	(2015 - 0.00%)	0.00%	(2015 - 0.00%)

(1) 3,175,000 financing warrants issued on January 24, 2014

(2) 1,2000,000 financing warrants issued on December 31, 2013

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

June 30, 2016

9

CAPITAL STOCK

Authorized

Unlimited common shares, without par value

Unlimited preferred shares, without par value, issuable in series:

Unlimited Series 1 voting preferred shares, without par value, redeemable at C$0.0001 per share

Share issuances

On February 4, 2015, the Company closed a bought deal private placement financing (the “Underwritten Offering”). The Underwritten Offering was comprised of 22,322,727 units (“Units”) at a price of C$0.55 per Unit for gross proceeds of $9,782,712 (C$12,277,500), which includes the full exercise by the underwriters of the over-allotment option (the “Over- Allotment Option”). Due to strong market demand, the size of the Over-Allotment Option was increased from C$4 million to C$4,275,000, being comprised of a total of 7,772,727 Units. Each Unit consists of one common share in the Company (“Share”) and one half of one share purchase warrant (“Warrant”). Each whole Warrant is exercisable for one Share at an exercise price of US$0.63 per Share for a period of 24 months after the closing date. The expiry date of the Warrants may be accelerated at the option of the Company if the closing trading price of the Shares is equal to or greater than C$1.20 for a period of 20 consecutive trading days. A syndicate of underwriters led by Canaccord Genuity Corp. (“Canaccord”) and including Clarus Securities Inc. (collectively with Canaccord, the “Underwriters”), acted as underwriters in connection with the Underwritten Offering. First Republic Capital Corporation (“First Republic”) also participated as a member of the selling group. The Underwriters received a commission equal to 8% of the gross proceeds of the Underwritten Offering paid in cash $782,617 (C$982,200). As additional consideration for their services, the Underwriters and First Republic were issued an aggregate of 1,785,818 broker warrants (each a “Broker Warrant”) valued at $751,489 (C$943,015) using the Black-Scholes model. Each Broker Warrant entitles the holder to acquire Units on the same terms as the Units in the Underwritten Offering for a period of 2 years from the closing date. In addition, the Company issued to Canaccord 661,591 Units which was treated as a financing issue cost and has no impact on equity. The Company also paid legal fees of $117,643 (C$147,644) and filing fees of $30,501 (C$38,279) associated with the Underwritten Offering included in financing issue costs.

On April 21, 2016, the Company announced a non-brokered private placement financing and closed a first tranche comprised of 17,500,000 common shares at a price of C$0.30 per share for gross proceeds of $4,130,700 (C$5,250,000). On April 25, 2016, the Company closed a second tranche comprised of 3,370,000 common shares at a price of C$0.30 per share for gross proceeds of $797,275 (C$1,011,000). On April 28, 2016, the Company closed a third and final tranche comprised of 1,453,334 common shares at a price of C$0.30 per share for gross proceeds of $347,579 (C$436,000). No commissions or finder's fees were paid in connection with the first, second or third tranches. The Company paid legal fees and filing fees of $72,860 (C$92,603) associated with the first, second and third tranches included in financing issue costs.

In regards to the acquisition of Hip Digital Media During (Note 11), 17,584 shares were issued and 1,167,813 shares were issued to former Hip Digital employees during the six months ended June 30, 2016. In fiscal 2015, 3,921,679 shares were issued and 697,780 shares were issued to former Hip Digital employees (Note 11).

Stock options

On May 31, 2016, disinterested shareholders approved and the Company adopted an amended fixed number incentive stock option plan which was previously approved on June 1, 2015 (the “2015 Option Plan”) which provides that a committee of the Board of Directors appointed in accordance with the 2015 Option Plan (the “Committee”) may from time to time, in its discretion, and in accordance with the TSX-V requirements, grant to directors, officers and consultants of the Company, non-transferable options to purchase common shares (“Options”), reserving 25,667,360 shares, being 20% of the Company’s issued and outstanding shares as at May 31, 2016. Such Options will be exercisable for a period of up to 10 years from the date of grant. Vesting terms are determined at the time of grant by the Committee.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

June 30, 2016

9

CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

In the six months ended June 30, 2016, the Company recognized stock-based compensation expense of $1,046,009 corresponding to the vesting of stock options that were granted during the period ended June 30, 2016 and stock options that were granted during the year ended December 31, 2015. The options granted will be vested in current and future periods. The following assumptions were used for the Black-Scholes valuation of these options granted in the period ended June 30, 2016 (Risk-free interest rate: 0.37% - 0.47%; expected life of option: 5.0 years; annualized volatility: 125%; dividend rate: 0.00%). All stock options have been granted in Canadian dollars.

In the six months ended June 30, 2015, the Company recognized stock based compensation expense of $617,234 corresponding to the vesting of stock options that were granted during the year ended December 31, 2014 and stock options that were granted during the period ended June 30, 2015. The options granted will be vested in current and future periods. The following assumptions were used for the Black-Scholes valuation of these options granted in the period ended June 30, 2015 (Risk-free interest rate: 0.62% - 0.86%; expected life of option: 5.0 years; annualized volatility: 125%; dividend rate: 0.00%). All stock options have been granted in Canadian dollars.

In fiscal 2015, the Company recognized stock-based compensation expense of $1,889,285 corresponding to the vesting of stock options that were granted during the year ended December 31, 2014 and stock options that were granted during the year ended December 31, 2015. The options granted will be vested in current and future periods. The following assumptions were used for the Black-Scholes valuation of these options granted in the year ended December 31, 2015 (Risk-free interest rate: 0.51% - 0.86%; expected life of option: 5.0 years; annualized volatility: 125%; dividend rate: 0.00%). All stock options have been granted in Canadian dollars.

Stock option activity is presented below:

	Number of Options	Weighted Average Exercise Price
		C$
Outstanding, December 31, 2013	3,479,500	0.13

Exercised	(100,000)	0.10
Granted	3,825,000	0.42
Outstanding, December 31, 2014	7,204,500	0.29

Exercised	(524,500)	0.12
Cancelled	(505,000)	0.41
Granted	8,596,000	0.52
Outstanding, December 31, 2015	14,771,000	0.42

Exercised	(100,000)	0.19
Granted	4,156,180	0.38
Cancelled	(4,059,692)	0.54
Outstanding, June 30, 2016	14,767,488	0.38

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

June 30, 2016

9

CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

The weighted average remaining life of the stock options outstanding is 3.62 years as at June 30, 2016. As at June 30, 2016, the following stock options are outstanding and exercisable:

Number of Options Outstanding	Number of Options Exercisable	Exercise Price C$	Expiry Date
725,000	725,000	$0.19	27-Aug-17
100,000	100,000	$0.10	15-Feb-18
650,000	650,000	$0.10	25-Feb-18
100,000	100,000	$0.10	15-Jul-18
1,250,000	1,250,000	$0.12	18-Dec-18
200,000	200,000	$0.11	10-Apr-19
100,000	100,000	$0.10	20-Apr-19
50,000	50,000	$0.19	11-Aug-19
100,000	100,000	$0.25	10-Sep-19
500,000	500,000	$0.34	06-Nov-19
200,000	200,000	$0.34	06-Nov-19
175,000	100,000	$0.33	26-Nov-19
1,675,000	558,333	$0.55	29-Dec-19
250,000	83,333	$0.65	27-Jan-20
630,000	210,000	$0.68	09-Feb-20
316,666	105,556	$0.65	26-Mar-20
150,000	50,000	$0.68	08-Jun-20
2,346,742	-	$0.41	09-Jul-20
465,000	-	$0.41	13-Aug-20
180,000	-	$0.41	15-Sep-20
200,000	100,000	$0.44	05-Oct-20
200,000	-	$0.47	14-Oct-20
400,000	133,333	$0.46	19-Oct-20
120,000	-	$0.45	22-Oct-20
120,000	-	$0.42	10-Nov-20
3,564,080	-	$0.38	9/11/12-Feb-2021
14,767,488	5,644,778

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

June 30, 2016

9

CAPITAL STOCK (cont’d…)

Warrants

	Equity Classification		Liability Classification
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding, December 31, 2012	1,333,333	C$0.25	19,522,021	C$0.25

Reallocated - Transaction	6,188,688	$0.13	(6,188,688)	$0.13
Issued – Financing warrants	-	-	1,200,000	C$0.25

Outstanding, December 31, 2013	7,522,021	$0.15	14,533,333	C$0.25

Issued – Financing warrants	-	-	3,175,000	C$0.15
Expired – Brokers warrants	(1,333,333)	C$0.25
Expired – Financing warrants	-	-	(13,333,333)	C$0.25
Issued – Financing warrants	10,400,000	$0.20	-	-
Exercised – Financing warrants	(120,000)	$0.20	-	-
Exercised – Financing warrants	-	-	(505,000)	C$0.15

Outstanding, December 31, 2014	16,468,688	$0.19	3,870,000	C$0.15

Issued – Finder’s unit warrants	766,800	$0.20	-	-
Issued – Financing warrants	11,161,363	$0.63	-	-
Issued – Financing advisory warrants	330,795	$0.63	-	-
Exercised – Finder’s unit warrants	(439,000)	$0.20	-	-
Exercised – Financing warrants	(2,880,000)	$0.20	-	-
Exercised – Financing warrants	-	-	(3,612,000)	C$0.15

Outstanding, December 31, 2015	25,408,646	$0.37	258,000	C$0.15

Exercised – Financing warrants	-	-	(158,000)	C$0.15
Expired – Financing warrants	-	-	(100,000)	C$0.15

Outstanding, June 30, 2016	25,408,646	$0.38	-	-

The weighted average remaining life of the warrants outstanding is 0.76 years as at June 30, 2016. As at June 30, 2016 the following Warrants are outstanding:

Number of Common Shares Issuable	Weighted Average Exercise Price	Expiry Date
6,188,688	$0.13	01-Mar-17
7,400,000	$0.20	24-Jul-17
327,800	$0.20	24-Jul-17
11,161,363	$0.63	04-Feb-17
330,795	$0.63	04-Feb-17
25,408,646	$0.38

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

June 30, 2016

9

CAPITAL STOCK (cont’d…)

The following assumptions were used for the Black-Scholes valuation of the Warrants issued during the years ended December 31, 2014 and December 31, 2013:

	2014	2013
Risk-free interest rate	1.00%	1.00%
Expected life of warrants	0.93 - 1.07 years	2.0 years
Annualized volatility	125%	125%
Dividend rate	0.00%	0.00%

Finder’s Unit Options	Number of Shares	Weighted Average Exercise Price
		C$

Outstanding, December 31, 2013	-	-

Issued	792,000	0.15

Outstanding, December 31, 2014	792,000	0.15

Exercised	(766,800)	0.15

Outstanding, December 31, 2015 and June 30, 2016	25,200	0.15

Each Finder’s Unit Option entitles the holder to purchase one unit (“Finder’s Unit”) at an exercise price of C$0.15 until July 14, 2017. Each Finder’s Unit will consist of one common share and one share purchase warrant (“Finder’s Unit Warrant”), with each Finder’s Unit Warrant entitling the holder to purchase one common share at an exercise price of $0.20 until July 14, 2017.

The following assumptions were used for the Black-Scholes valuation of the Finder’s Unit Options issued during the year ended December 31, 2014:

Risk-free interest rate

1.42%

Expected life of warrants

3.0 years

Annualized volatility

125%

Dividend rate

0.00%

As at June 30, 2016 the following Finder’s Unit Options are outstanding:

Number of Common Shares Issuable	Weighted Average Exercise Price	Expiry Date
25,200	C$0.15	14-Jul-17

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

June 30, 2016

9

CAPITAL STOCK (cont’d…)

Broker Unit Options	Number of Shares	Weighted Average Exercise Price
		C$

Outstanding, December 31, 2013 and December 31, 2014	-	-

Issued	1,785,818	0.55

Outstanding, December 31, 2015 and June 30, 2016	1,785,818	0.55

Each Broker’s Unit Option entitles the holder to purchase one unit (“Broker Unit”) at an exercise price of C$0.55 until February 4, 2017. Each Broker’s Unit will consist of one common share and one half of one share purchase warrant (“Broker Unit Warrant”), with each whole share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.63 until February 4, 2017.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

June 30, 2016

10

ACQUISITION OF SWISS POST

On February 5, 2015, the Company completed the acquisition of Swiss Post Solutions Ireland Limited (“Swiss Post Ireland”) and acquired (the “Acquisition”) all of the issued and outstanding shares of Swiss Post Ireland, as per the share purchase agreement (the “Purchase Agreement”) with Post CH Ltd. (“Swiss Post”) dated January 2, 2015. The Company incurred legal fees of $16,482 (professional fees) and filing fees of $12,024 (general and administrative) related to this acquisition. On closing the Company made a payment of $260,317 (CHF 240,840) and made an additional payment on June 29, 2016, in the amount of $861,956 (CHF 841,700) based on actual 2015 revenue of EUR 1,201,554 earned from Swiss Post Ireland.

The fair value of the net assets of Swiss Post Ireland prior to closing was as follows:

Cash	$69,300
Receivables	276,443
Prepaid expenses	13,252
Computer equipment	1,465
Accounts payable and accrued liabilities	(104,065)
$256,395

The Company’s purchase price allocation is as follows:

Working capital	$254,930
Computer equipment	1,465
Intellectual property	195,000
Customer relationships	235,000
Goodwill	203,693
$890,088

Goodwill corresponds to the workforce acquired, future growth and is a result of excess purchase consideration over the fair value of identifiable net assets acquired.

For 2015, the Company performed an impairment test, which compared the carrying amount of Snipp Interactive Limited (formally known as Swiss Post Ireland) to the recoverable amount. Snipp Interactive Limited is regarded as its own Cash Generating Unit (CGU), as it is the smallest identifiable group of assets that generates cash inflows, which consists of intellectual property, customer relationships and goodwill as listed above.

Using a five year (and related terminal value) discounted future cash flow model, the Company determined the recoverable amount by calculating its value in use. The recoverable amount of the CGU was determined to be above its carrying value as at December 31, 2015.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

June 30, 2016

10

ACQUISITION OF SWISS POST IRELAND (cont’d…)

The key assumptions used in the discounted future cash flow model in fiscal 2015 include projections surrounding market trends, growth rates and customer retention rates. The model used average annual growth rates between 2% and 21% and pre-tax discount rates of 34%. The analyses concluded there was no impairment on the Snipp Interactive Limited CGU. Management believes that the discount rate reasonably reflect the risks associated with cash flow projections for the business.

For the Company’s year ended December 31, 2015, Swiss Post Ireland revenues of $1,110,137 and net loss of $326,986 were included in the consolidated statements of operations and comprehensive loss. The contribution to the Company’s consolidated revenues and net loss for the year ended December 31, 2015 would have been approximately $1,262,000 and $358,000, respectively, had the Swiss Post Ireland acquisition occurred on January 1, 2015.

11

ACQUISITION OF HIP DIGITAL MEDIA

On June 10, 2015, the Company completed the acquisition (the “Hip Acquisition”) of all the issued and outstanding shares of Hip Digital Media Inc., (“Hip Digital”) via a merger of a newly-incorporated subsidiary of Snipp (“Merger Sub”) and Hip Digital as set out in the Merger Agreement (the “Merger Agreement”) with Hip Digital dated May 31, 2015, and as amended on June 8, 2015. The Company incurred legal fees of $248,503 (professional fees) and filing fees of $23,589 (general administrative) related to this acquisition.

On closing, the Company made a payment of $100 and issued 3,789,906 common shares of Snipp to Hip Digital shareholders. In addition, the Company will issue to Hip Digital shareholders 2,709,522 performance shares of Snipp (the “Performance Shares”), corresponding to actual revenue recognized from Hip Digital during the period beginning on April 1, 2015 and ending on March 31, 2016 (the “Performance Period”). Further, Snipp, Hip Digital and an advisor of Hip Digital (the “Advisor”) entered into a settlement agreement (the “Advisory Settlement Agreement”) that provided for the issuance of 456,066 common shares of Snipp to the Advisor in satisfaction of $300,000 owing from Hip Digital to the Advisor. As of June 30, 2016, the Advisor has been issued 164,184 common shares and will be issued an additional 291,882 common shares. In addition, in order to reward and incentivize certain key employees and service providers of Hip Digital (the “Bonus Grantees”), the Company may issue up to 1,938,279 common shares of Snipp, subject to the terms of a bonus grant agreement. 697,780 of these shares have been issued in 2015 and 1,167,813 of these shares have been issued during the six months ended June 30, 2016, which have been included as stock-based compensation on the consolidated statements of operations and comprehensive loss. The Performance Shares and shares to be issued to the Advisor are re-valued using the Company’s closing share price at each reporting period end with fluctuations in share price resulting in adjustments to the acquisition consideration payable in equity. These fair value changes are recognized through profit and loss.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

June 30, 2016

11

ACQUISITION OF HIP DIGITAL MEDIA (cont’d…)

The original estimate of the contingent consideration was based on management estimates that Hip Digital would achieve 100% of set revenue targets. As at June 30, 2016, the actual results achieved were 73% for the tranche two target, 34% for the tranche three target and 29% for the tranche four target. 3,921,679 shares have been issued in 2015 and 17,584 issued in the six months ended June 30, 2016, with another 3,001,404 shares to be issued in the future with a fair value of $428,064 as of June 30, 2016. Of the 3,001,404 shares to be issued, 291,882 shares correspond to shares to be issued corresponding to the Advisory Settlement Agreement as referenced above.

Estimated purchase price June 10, 2015	$ 6,090,497
Change in fair value of acquisition consideration payable in equity	(3,484,796)
Value of shares issued	(2,177,637)
Consideration payable – June 30, 2016	$ 428,064

The fair value of the net liabilities of Hip Digital prior to closing was as follows:

Cash and cash equivalents	$354,477
Accounts receivable	954,469
Deposits, prepaid expenses and other assets	178,383
Fixed assets and intangible assets	7,991
Accounts payable and accrued liabilities	(882,951)
Deferred revenue	(1,901,308)
$(1,288,939)

The Company’s purchase price allocation is as follows:

Intellectual property	$2,300,000
Customer relationships	960,000
Music label contracts	980,000
Goodwill	3,139,436
$7,379,436

Goodwill corresponds to the workforce acquired, future growth and is a result of excess purchase consideration over the fair value of identifiable assets acquired.

For the Company’s year ended December 31, 2015, Hip Digital revenues of $2,730,285 and net loss of $178,045 were included in the statements of operations and comprehensive loss. The contribution to the Company’s consolidated revenues and net loss for the year ended December 31, 2015 would have been $4,680,000 and $305,000, respectively, had the Hip Digital acquisition occurred on January 1, 2015.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

June 30, 2016

12

SUPPLEMENTAL DISCLOSURE REGARDING CASH FLOWS

	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015

Cash paid during the year for interest	-	-
Cash paid during the year for income taxes	-	-

Transactions not involving cash:
Cash acquired (Note 10)	-	69,300
Cash acquired (Note 11)	-	354,477
Receivables acquired (Note 10)	-	276,443
Receivables acquired (Note 11)	-	954,469
Prepaid expenses acquired (Note 10)	-	13,252
Prepaid expenses acquired (Note 11)	-	178,383
Computer equipment acquired (Note 10)	-	1,465
Computer equipment acquired (Note 11)	-	7,991
Accounts payable and accrued liabilities acquired (Note 10)	-	104,065
Accounts payable and accrued liabilities acquired (Note 11)	-	882,951
Deferred revenue acquired (Note 11)	-	1,901,308
Fair value of financing warrants – derivative liability	-	1,484,358
Fair value of acquisition consideration payable in equity (Note 11)	428,064	1,351,422
Fair value of corporate advisory fee paid in units	-	415,782
Fair value of broker unit options	-	751,489

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

June 30, 2016

13

FINANCIAL INSTRUMENTS

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of accounts receivable, due to Swiss Post, due to related parties and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments while cash and marketable securities are valued using a level 1 fair value measurement. The derivative liability and the acquisition consideration is valued using a level 3 fair value measurement.

	June 30, 2016		December 31, 2015
	Carrying Value	Fair Value	Carrying Value	Fair Value
Fair value through profit and loss – assets	$3,126,582	$3,126,582	$4,696,617	$4,696,617
Fair value through profit and loss – liabilities	(428,064)	(428,064)	(992,017)	(992,017)
Loans and receivables	3,048,462	3,048,462	2,941,813	2,941,813
Other financial liabilities	(3,376,892)	(3,376,892)	(4,454,909)	(4,454,909)
	$2,370,088	$2,370,088	$2,191,504	$2,191,504

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial statements are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash with major financial institutions to limit risk from cash and cash equivalents. The maximum exposure to credit risk is equal to the fair value or carrying value of the related financial assets. The Company’s receivables consist of amounts due from customers. Some customers send payment past normal trade terms and in cases where amounts become uncollectible the Company recognizes bad debt expense to write off the uncollectible amounts. At June 30, 2016, the Company had $335,376 (December 31, 2015 - $1,038,204) in amounts due from customers greater than 90 days and during fiscal 2015 recognized bad debt expense of $103,903 (2014 - $42,582).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue as a going concern is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate continued profitable operations. Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

June 30, 2016

13

FINANCIAL INSTRUMENTS (cont’d…)

The application of the going concern concept is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate profitable operations. Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due for the next twelve months. These consolidated financial statements do not reflect any adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue as a going concern. Subsequent to year end, the Company announced a non-brokered private placement, see Note 17 for more information.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices. Such fluctuations may be significant.

a)

Interest rate risk

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant. A plus or minus 1% change in interest rates would affect profit or loss and comprehensive profit or loss by approximately nil.

b)

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and amounts due to Swiss Post that are denominated in a foreign currency. As at June 30, 2016, the Company held material amounts of cash and cash equivalents in Canadian currency and considers foreign currency risk high. A plus or minus 1% change in foreign exchange rates would affect profit or loss and comprehensive profit or loss by approximately $8,000. The Company is also exposed to foreign currency risk due to amounts within its subsidiaries that are denominated in other currencies such as the European Euro, British Pound, Swiss Franc, and Indian Rupee. However, since the amounts denominated in these foreign currencies is relatively low, changes in foreign exchange rates in these currencies are considered immaterial.

The following table summarizes the Company’s exposure to the Canadian currency:

	June 30, 2016 C$	December 31, 2015 C$

Cash and cash equivalents	927,605	5,388,431
Accounts receivable	550,012	200,293
Deposits, prepaid expenses and other assets	203,210	106,078
Accounts payable and accrued liabilities	(687,573)	(771,052)

Total	993,254	4,923,750

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

June 30, 2016

14

CAPITAL MANAGEMENT

The Company defines capital as all components of shareholders’ equity. The Company has no debt obligations other than deferred revenue, due to related parties, accounts payable and accrued liabilities and amounts due to Swiss Post in the ordinary course of operations. The Board of Directors does not establish quantitative return on capital criteria for management due to the nature of the Company’s business. The Company does not pay dividends. The Company is not subject to any externally imposed capital requirements.

15

COMMITMENT

The Company has leased office space in the US, Canada and Ireland. The terms of the leases in the various locations range from 1 to 3 years. Future remaining minimum lease payments as at June 30, 2016 are as follows:

2016	$ 129,835
2017	208,156
2018	61,747
$ 399,738